February 18, 2016

Kimberly Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Astor Funds

Dear Ms. Browning:

On December 21, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Astor Long/Short ETF Fund, Astor Active Income ETF Fund, Astor S.T.A.R. ETF Fund and Astor Macro Alternative Fund (each a "Fund", and collectively the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 787 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Kimberly Browning provided the following comments on February 4, 2016 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide or finalize any missing or bracketed disclosures.

Response. Any missing or bracketed disclosure will be finalized in the Funds’ next post-effective amendment.

Comment 2. Please make all conforming changes to the prospectus and SAI.

Response. The conforming changes will be made.

Comment 3. Please provide a cross-reference to the Fund’s statement of additional information in the first paragraph of the Fees and Expenses of the Fund section.

Response. The following disclosure has been added (in italics) for each Fund:

More information is available from your financial professional and in the section entitled How to Purchase Shares on page [ ] of the Fund’s Prospectus and in Purchase, Redemption and Pricing of Shares on page [ ] of the Statement of Additional Information.

816837.9

February 18, 2016 Page 2

Comment 4. Please revise the first footnote to the fee table to state that the expense table “does not” correlate to the Fund’s financial highlights.

Response. The requested revision has been made.

Comment 5. Please revise the footnote to fee table that describes the operating expense limitation agreement to delete reference to the “rolling three-year basis” and insert “within three years from the time the expense was waived or reimbursed.”

Response. The requested revision has been made.

Comment 6. Please confirm that the fee waiver will be effective for at least one year from the date of the prospectus’s effectiveness.

Response. The Registrant so confirms.

Comment 7. Please clarify that the adviser will only be reimbursed by the Fund if such reimbursement can be made within the expense limitations in effect at the time of the initial waiver as well as at the time of reimbursement.

Response. The Registrant respectfully declines to make any additional disclosure.

Comment 8. Please confirm that expenses related to any leverage that the Fund may engage in is reflected in the fee table.

Response. The Registrant so confirms.

Comment 9. Please confirm that short sales are not a principal investment strategy.

Response. The Registrant so confirms.

Comment 10. For Astor Active Income ETF Fund, please clarify why the “Other Expenses” line item is so high.

Response. The Other Expenses line item in the fee table for Astor Active Ince Fund is relatively high and has been so since its inception due to its relatively small amount of assets (approximately $1.7 million as of its last fiscal year end).

Comment 11. Please confirm that the expense examples reflect the applicable expense limitation waiver period.

Response. The Registrant so confirms.

February 18, 2016 Page 3

Comment 12. For Astor Macro Alternative Fund’s investment objective, please clarify what is meant by “less risk than global equity markets.”

Response. The Fund’s investment objective has been revised as follows:

The Fund seeks to provide positive returns over a market cycle regardless of market conditions or general market direction.

Comment 13. For Astor S.T.A.R. ETF Fund’s investment objective, please clarify what is meant by “less volatility than the equity market in general.”

Response. The Fund’s objective has been revised as follows:

The Fund seeks capital appreciation.

Comment 14. For Astor Long/Short ETF Fund, Astor Active Income ETF Fund, Astor S.T.A.R. ETF Fund, please explain why the inclusion of “ETF” in each fund’s name is not misleading as the Funds are open-end mutual funds, and not ETFs.

Response. The Registrant has deleted “ETF” from each Fund’s name.

Comment 15. Please confirm that principal investment strategies and risk are appropriately summarized in each Fund’s Item 4 disclosure.

Response. The Registrant so confirms.

Comment 16. Please revise the disclosure related to high yield (“junk”) bonds to state that such instruments are considered “speculative.”

Response. The requested revision has been made.

Comment 17. Please revise the disclosure, as applicable, to any limits on foreign or domestic investments and ranges for references to market cap size.

Response. The Registrant respectfully declines to make any additional disclosure.

Comment 18. Please revise disclosures as appropriate if a Fund will invest in an affiliated fund.

Response. The Funds do not intend to invest in affiliated funds.

Comment 19. Please consider disclosures relating to the use of derivatives in light of the Barry Miller letter and Investment Company Act Rel. No. 10666.

February 18, 2016 Page 4

Response. The Registrant has considered the Barry Miller letter and Investment Company Act Rel. No. 10666 in making disclosures regarding the Funds’ use of derivatives.

Comment 20. Please confirm that a Fund will segregate the appropriate amount for any derivative transactions and that it will segregate the full notional value for total return swaps or credit default swaps it writes.

Response. The Registrant so confirms.

Comment 21. Please disclose, as appropriate, that Funds with an 80% test can invest above such percentage limitation.

Response. The Registrant respectfully declines to make any additional disclosure.

Comment 22. Please define “master-limited partnerships” and disclose how the Fund will invest in them.

Response. The disclosure has been revised as follows (additional disclosure in bold):

The Fund defines alternative and specialty securities to include, ETFs that invest in real estate investment trusts (“REITs”), master limited partnerships (“MLPs”) and inverse fixed income ETFs (ETFs designed to produce returns that are opposite to those of the index to which they are linked). MLPs are limited partnerships in which the ownership units are publicly traded.

Comment 23. Pursuant to Item 8, please clarify whether the Funds’ adviser or an affiliate receives compensation related to the use of the Astor Economic Index in the adviser’s model.

Response. Neither the Funds’ adviser nor any affiliate receive any compensation in connection with the adviser’s use of Astor Economic Index in formulating its model to manage the Funds.

Comment 24. Given the reference to the Astor Economic Index, please explain why the inclusion of “ETF” in each fund’s name is not misleading.

Response. Please see response to Comment 14.

Comment 25. Please provide the details of any contractual agreement regarding the use of the Astor Economic Index including any fees and review and/or approval by the Trust’s board of trustees. please discuss any potential underwriting or 12b-1 implications related to the use of the Index.

Response. There is no contractual arrangement regarding the Adviser’s use of its own proprietary index with respect to its management of the Funds.

February 18, 2016 Page 5

Comment 26. With respect to Astor Macro Alternative Fund, please clarify the following: “The Fund’s investment adviser seek superior returns and below-market volatility…..”

Response. The Registrant respectfully declines to make or revise the disclosure and believes that the sentence is appropriate in light of Plain English considerations.

Comment 27. With respect Astor Macro Alternative Fund, please disclose that the Fund and its controlled foreign corporation comply, on a consolidated basis, with the capital structure and leverage requirements of Section 18 of the Investment Company Act.

Response. This comment is addressed by the existing disclosure.

Comment 28. Please confirm that the investment advisory agreement for the controlled-foreign corporation complies with the requirements of Section 15 of the Investment Company Act.

Response. The Registrant so confirms. Such agreement will be filed as an exhibit.

Comment 29. Please disclose the custodian for the controlled foreign corporation and any affiliated transactions involving the controlled foreign corporation.

Response. This comment is addressed by the existing disclosure.

Comment 30. Please disclose if the Fund has obtained a private letter ruling from the Internal Revenue Service. If not, please explain the basis for determining that the income received by the Fund from the controlled foreign corporation is qualifying income.

Response. This comment is addressed by the existing disclosure.

Comment 31. Please confirm that the risks associated with the controlled foreign corporation are included as principal risks of the Fund.

Response. The Registrant so confirms.

Comment 32. Please confirm that the expenses of the controlled foreign corporation are included in the Fund’s fee table.

Response. The Registrant so confirms.

Comment 33. Please confirm that the controlled foreign corporation’s board of directors have designated an agent for process and have agreed to inspection of the controlled foreign corporation’s books and records by the Staff.

February 18, 2016 Page 6

Response. Registrant also confirms that the controlled foreign corporation’s board will agree to designate an agent for service of process in the US, and that the controlled foreign corporation and its board will agree to inspection of the controlled foreign corporation’s books and records by the SEC staff.

Comment 34. Please provide risk disclosure regarding investment in emerging market countries and portfolio turnover as appropriate.

Response. The Registrant believes that the existing disclosure is appropriate.

Comment 35. Please disclose the additional risks associated with fixed income securities in the Item 4 description of fixed income risk.

Response. The following disclosure has been added:

Other risk factors impacting fixed-income securities include credit risk, maturity risk, market risk, extension or prepayment risk, illiquid security risks, investment-grade securities risk. These risks could affect the value of a particular investment by the Funds possibly causing the Funds’ share price and total return to be reduced and fluctuate more than other types of investments.

Comment 36. Please provide disclosure in Item 4 with respect to ETFs regarding brokerage costs and trading at a discount.

Response. The following disclosure has been added:

ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund.

Comment 37. Please disclose that rising interest rates will cause bond’s value to decline.

Response. The following disclosure has been added to the Fixed Income principal risk disclosure (in bold):

Fixed-Income Risk. When the Fund invests in fixed-income ETFs the value of your investment in the Fund will fluctuate with changes in interest rates. Rising interest rates will cause a bond’s value to decline. Defaults by fixed income issuers will also harm performance.

Comment 38. Please disclose the tax risks associated with investment in master-limited partnerships.

Response. The following disclosure has been added to the principal risk sections of the prospectus:

Depending on the state of interest rates in general, the use of MLPs could enhance or harm the overall performance of the Fund. MLPs, typically, do not pay U.S. federal income tax at the partnership

February 18, 2016 Page 7

level. Instead, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction of the value of your investment in the Fund and lower income, as compared to an MLP that is not taxed as a corporation.

Comment 39. With respect to Astor S.T.A.R. ETF Fund, please provide disclosure with respect to junk bonds as appropriate.

Response. The Registrant believes that the existing disclosure is appropriate.

Comment 40. With respect to Astor Long/Short ETF Fund, please provide disclosure related to the benchmark index pursuant to Instruction 2(b) of Item 4.

Response. The Registrant does not believe additional disclosure is required.

Comment 41. Please provide disclosure regarding each portfolio manager’s experience during the past five years.

Response. The Registrant believes that the existing disclosure is appropriate.

Comment 42. Please revise the “Temporary Investments” section to state the following:

While a Fund is in a defensive position, the Fund may not achieve its investment objective.

Response. The requested revision has been made.

Comment 43. In the biographical paragraph for Robert Stein, please delete the reference to the Dow Jones ETF 100 Index.

Response. The reference to the Dow Jones ETF 100 Index has been deleted.

Comment 44. Please provide disclosure related to the Astor S.T.A.R. ETF Fund’s use of the AlphaDex line of ETFs in the Fund’s Item 9 disclosure.

Response. The disclosure has been revised as follows (revised disclosure in bold):

The Fund intends to invest primarily in ETFs offered by First Trust Portfolios, L.P., including the AlphaDEX® line of ETFs, where appropriate and available.

February 18, 2016 Page 8

Comment 45. Please consider the responses provided in correspondence dated September 24, 2012 related to the Fund’s use of the AlphaDex ETFs and provide revised responses as necessary.

Response. The responses found in the correspondence dated September 24, 2012 have been reviewed and considered.

SAI

Comment 46. Please distinguish between principal and non-principal investment strategies.

Response. The following disclosure will be added in the Fund’s statement of additional information:

To the extent a type of investment is not discussed in the section titled “Principal Investment Strategies” in the Fund’s prospectus, such type of investment is not used by the Fund in executing its principal investment strategies.

Comment 47. Please confirm that any principal investment strategies described in the SAI are in the prospectus.

Response. The Registrant so confirms.

Comment 48. Please revise the disclosure to reflect that only Astro Macro Alternative Fund can invest in its controlled foreign corporation.

Response. The disclosure has been revised as follows:

The following information describes securities in which the Funds may invest directly, through Exchange Traded Funds (“ETFs”), or, with respect to Astor Macro Strategy Fund only, through the Astor Macro Strategy Fund Subsidiary, and their related risks.

Comment 49. Please provide disclosure related reverse repurchase agreements.

Response. The following disclosure will be added in the Funds’ statement of additional information:

Reverse Repurchase Agreements. In a reverse repurchase agreement, the Fund sells portfolio securities to another party and agrees to repurchase the securities at an agreed-upon price and date. Reverse repurchase agreements involve the risk that the other party will fail to return the securities in a timely manner, or at all, which may result in losses to the Fund. The Fund could lose money if it is unable to recover the securities and the value of the collateral held by the Fund is less than the value of the securities. These events could also trigger adverse tax consequences to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold will decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements may increase fluctuations in the Fund’s NAV and may be viewed as a form of borrowing by the Fund.

February 18, 2016 Page 9

Comment 50. Please add disclosure that a Fund will reduce its borrowing within three days in the event it exceeds the borrowing limits of Section 18(f)(1).

Response. The added disclosure is as follows:

In the event that the Fund engages in any borrowings and such borrowings exceed the limits of Section 18 of the 1940 Act, the Fund will reduce its borrowings within three days in order to comply with such limits.

Comment 51. Please consider adding a non-fundamental policy regarding restrictions on purchasing securities in the event a Fund’s borrowing are equal to 5% or more of its assets.

Response. The Registrant respectfully declines to make any additional disclosure.

Comment 52. Please consider adding a policy regarding a Fund’s pledging of securities.

Response. The Registrant respectfully declines to make any additional disclosure.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla